

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 4, 2008

Mr. Konstantin Tsirulnikov
President and Executive Officer
Sunrise Energy Resources, Inc.
950 Third Avenue, Suite 501
New York, NY 10022

> **Re:** **Sunrise Energy Resources, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 13, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed August 20, 2008**
> **Response Letter Dated September 24, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed October 1, 2008**
> **Response Letter Dated October 24, 2008**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed October 31, 2008**
> **File No. 001-11248**

Dear Mr. Tsirulnikov:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief